TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 17, 2023

Dear Sir/ Madam,

Sub: Press release

Please find attached the press release titled **"Infosys Appoints Shaji Mathew as Group Head of Human Resources".**

This will also be hosted on the company's website at www.infosys.com

Thanking You

Yours Sincerely,

For **Infosys Limited**

SURYANARAYANA
ANUR GURUGOPALA
RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Infosys Appoints Shaji Mathew as Group Head of Human Resources

Bengaluru – Feb 17, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced the appointment of **Shaji Mathew as Group Head of Human Resources** effective March 22, 2023. Shaji will be taking over from Krish Shankar who retires on March 21, 2023, after serving in this role since 2015.

Based on the recommendations of the Audit Committee and the Nomination and Remuneration Committee, the Board also designated Shaji Mathew as an executive officer for the purpose of reporting under the rules of Securities and Exchange Commission and Key Managerial Personnel as defined under IndAS 24-Related Party Disclosures.

In his current role, Shaji is Infosys' global head of delivery for Financial Services, Insurance, Healthcare and Life Sciences. He has also been actively steering the company's efforts to create a more inclusive workforce as the Chair for Diversity, Equity, and Inclusion (DEI) in India. Shaji is a rank holder from National Institute of Technology, Calicut and has completed a Global Leadership Program from Stanford University Graduate School of Business. He has served as the Chairman of Confederation of Indian Industry at the zonal level.

Commenting on the appointment, **Salil Parekh, CEO & MD, Infosys said**, "We are delighted to announce that Shaji will take over as Group Head of Human Resources. Shaji has been with Infosys for over thirty years. With his in-depth knowledge of our company as well as vast leadership experience, we are confident that he will steer our Human Resources function for continued success. We would like to express our deep appreciation for Krish Shankar for building a robust Human Resources organization that further strengthened Infosys' position as a preferred employer globally."

During his tenure at Infosys, Krish has led the development of a strong employee value proposition, helped build a digital skills-based ecosystem and enabled digital career paths for employees. Krish was also integral to effectively managing the workforce and seamless business continuity during, and after the pandemic, while maintaining an unwavering focus on employee well-being.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

"Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of

1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India and the US, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law."

For more information, please contact:

RISHI BASU
INFOSYS